WestMountain Alternative Energy, Inc.
123 North College Avenue, Ste 200
Fort Collins, CO 80524

August 26, 2013

Mr. Kevin Woody
Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	WestMountain Alternative Energy, Inc. (the Company)
Form 10K for the year ended December 31, 2012
Filed February 27, 2013
File Number: 000-53029

Dear Mr. Woody,

This is in response to your comment letter of August 6, 2013. The paragraph numbers correspond to those of your letter.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition…page 15

Results of Operations, page 16

1.
We note your disclosure that revenues are reduced by both realized and unrealized losses. Please clarify your disclosures in future filings to explain your accounting for both realized and unrealized losses.

We will clarify our disclosure for realized and unrealized losses in future filings.

2.
In future filings please enhance your Results of Operations discussion to include the factors that caused significant changes to occur.

We will enhance our discussion to include factors that cause significant changes.

Mr. Kevin Woody
August 26, 2013

3.
In future filings please enhance your Liquidity and Capital Resources discussion to include the factors that caused significant changes in your sources and uses of cash.

We will enhance our Liquidity and Capital Resources discussion to include factors that cause significant changes in your sources and uses of cash.

Report of Independent Registered Accounting Firm, page 20

4.	Please amend your filing to include an audit report that references the appropriate date. We will amend our Form 10K to reflect the appropriate date in the audit report.

Notes to the Financial Statements, page 25

5.
Please amend your filing to remove the reference that your Notes to the Financial Statements are unaudited.

We will amend our Form 10K to reflect the appropriate wording – Notes to the Financial Statements are audited.

Form 10-Q

Financial Statements

1.	Nature of Organization and Summary of Significant Accounting Policies, page 6; Cash and Cash Equivalents

6.
We note that the company considers all highly liquid investments with original maturities of six months or less when acquired to be cash and cash equivalents. Please tell us how this policy complies with the definition of cash and cash equivalents outlined in topic ASC 305-10.

We will amend our Form 10-Q for footnote 1, cash and cash equivalents, to reflect the correct wording that is outlined in ASC 305-10. Corrections will be as follows:

Form 10-Q for the period ending June 30, 2013

The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. At June 30, 2013 and December 31, 2012, the Company had no cash equivalents.

Mr. Kevin Woody
August 26, 2013

    The Company has noted the comments by the Staff in the closing section.  Please be advised that:

    The company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any further questions or comments, please contact David Wagner at (303) 630-9522.

Very truly yours,

/s/ Brian Klemsz
Brian Klemsz